UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2013

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: November 12, 2013

Q3 2013

UNITED STATES GAAP

Third Quarter Report

For the three and nine months ended September 30

Everything Connected

Security
Sales & Payment
Consumer
Fleet Management
Automotive

Report to Shareholders

I am pleased to report that we delivered record revenue of $112.3 million in the third quarter, representing 12% year-over-year growth. Record revenue, combined with solid gross margin and stable operating expenses, resulted in strong gains in our profit measures, including adjusted EBITDA, which increased 81% over last year to $5.9 million. Growth in profitability once again out-paced revenue growth, demonstrating the leverage in our operating model.

Our OEM Solutions segment once again delivered steady growth, with revenue of $95.9 million, up 9% year-over-year. Design activity continues to be robust in a number of segments, and during the quarter we secured new program wins in payment, security, and energy, where we had an important design win with one of the global leaders in smart metering. Activity in the automotive segment continues to be very high and we are competing for a number of new programs expected to launch in 2016 and beyond. During the quarter, we also had our first European launch with Dell, which brought a number of new platforms to market using embedded Sierra Wireless technology.

Innovation continues to be a key contributor to our leadership position in M2M OEM Solutions. In the third quarter, we announced the launch of our new HL series of embedded wireless modules - the industry’s smallest, most scalable and most flexible family of embedded wireless devices. The first HL products are now sampling with customers and we expect to be shipping commercially in 2014.

Subsequent to quarter end we bolstered our scale and leadership position in OEM Solutions with the acquisition of substantially all the assets of AnyDATA Corporation’s machine-to-machine (M2M) embedded module and modem business. AnyDATA brings us a leading position in the Korea market, proven products, a proven sales and R&D team and established customer relationships.

Third quarter revenue from our Enterprise Solutions product line was strong at $16.4 million, up 38% over last year. This growth was driven primarily by our new AirLink gateway products, including our 4G GX440 and 3G LS300 devices. We also experienced strong revenue contribution from Europe, as large device-to-cloud customers continued to deploy our solutions. As well, our AirVantage Management Service cloud offering continues to show solid adoption among our customers. While the revenue contribution at this point is modest, the service creates important competitive barriers and delivers tangible value to our customers.

Looking ahead, as the clear global leader in M2M, we believe we are exceptionally well positioned to capture the M2M growth opportunity. We have significant scale, a blue-chip customer base, a growing customer program pipeline and differentiated solutions that simplify the connected world. In addition, we have an exceptionally strong balance sheet, with no debt and nearly $190 million in cash, which we plan to put to work in acquiring great M2M assets to accelerate growth and build on our leadership position.

I thank you for your continued confidence and look forward to reporting to you on our achievements in the coming quarters.

Jason W. Cohenour
President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this letter constitute forward-looking statements or forward-looking information and, in this regard, you should read carefully the "Cautionary Note Regarding Forward-Looking Statements" in the attached Management's Discussion & Analysis.

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS	3
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	4
OVERVIEW	5
Business Overview	5
Third Quarter Overview	6
Outlook	8
Disposition of AirCard Business	9
CONSOLIDATED RESULTS OF OPERATIONS	10
SUMMARY OF QUARTERLY RESULTS OF OPERATIONS	14
LIQUIDITY AND CAPITAL RESOURCES	15
NON-GAAP FINANCIAL MEASURES	17
OFF-BALANCE SHEET ARRANGEMENTS	19
TRANSACTIONS BETWEEN RELATED PARTIES	19
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	19
OUTSTANDING SHARE DATA	19
IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD	19
INTERNAL CONTROL OVER FINANCIAL REPORTING	19
LEGAL PROCEEDINGS	20
RISKS AND UNCERTAINTIES	22

CONSOLIDATED FINANCIAL STATEMENTS	31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and nine months ended September 30, 2013, and up to and including November 11, 2013. This MD&A should be read together with our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2013 and September 30, 2012, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2012 (“the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements
Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including our business outlook for the short and longer term and our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws. Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply constraints;

▪	Our ability to “win” new business;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors which are discussed in greater detail under “Risks and Uncertainties” and in our other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada.

▪
We may experience higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues in connection with the divestiture of the AirCard assets and operations ;

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed; and

▪	Transition periods associated with the migration to new technologies may be longer than we expect.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

OVERVIEW
Business Overview
Sierra Wireless Inc. (“Sierra Wireless” or the “Company”) is the global leader in machine-to-machine ("M2M") devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry's most comprehensive portfolio of 2G, 3G, and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster.
We completed the sale of substantially all of the assets and operations related to our AirCard business on April 2, 2013, for $136.6 million in cash plus assumed liabilities (refer to the section on “Disposition of AirCard business” for additional details). As a result of the sale of our AirCard business, our segments and product lines have changed from those reported at December 31, 2012. Effective January 1, 2013, we have one reportable segment with two product lines. The OEM Solutions product line includes embedded wireless modules and tools for OEM customers, and the Enterprise Solutions product line includes intelligent gateways, modems and tools for enterprise customers including a cloud-based platform for building, deploying and managing M2M applications.
Our OEM Solutions product line of embedded wireless modules is used to integrate wireless connectivity into products and solutions made by OEM customers, which cover a broad range of industries, including automotive, networking, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare, and consumer electronics, including leading PC and tablet manufacturers. The AirPrime™ Embedded Wireless Modules product portfolio spans 2G, 3G, and 4G technologies and includes robust remote device management capability, as well as support for on-board embedded applications with the OpenAT® Application Framework.

Our Enterprise Solutions portfolio of AirLink® Intelligent Gateways and the AirVantage® M2M Cloud, offers customers value-added plug-and-play hardware, software, and cloud services to get their M2M applications up and running quickly.

AirLink devices are rugged, intelligent wireless gateways and modems that provide mission-critical connectivity. They are designed for use where reliability and security are essential, and are sold to public safety, transportation, field service, energy, industrial, retail and financial enterprises and organizations around the world. The AirLink product portfolio includes 2G, 3G and 4G LTE gateways, supported by cloud-based remote device management tools. AirLink gateways can be easily configured for almost any type of application, and also support on-board embedded applications with the ALEOS Application Framework.

The AirVantage M2M Cloud provides a secure, scalable infrastructure for M2M applications. The AirVantage Enterprise Platform can be used to collect, transmit, and store machine data, and process and schedule events, from any number of devices, across any network operator around the world. M2M solution developers can use the latest cloud API standards to quickly integrate machine data with their own enterprise applications and back-end systems. The AirVantage Management Service can be used to centrally deploy and monitor M2M devices, including configuring device settings, delivering firmware and embedded application updates, and administering airtime subscriptions across global networks.

Third Quarter Overview
Our third quarter 2013 revenue of $112.3 million increased by 2.4% compared to the second quarter of 2013, in line with guidance and up 12.1% year-over-year. Revenue from our Enterprise Solutions product line increased 37.8% year-over-year as we continued to gain momentum in the marketplace with our new 4G products. Revenue from our OEM Solutions product line increased 8.6% year-over-year driven by continued growth across multiple sectors of our product line, with particular strength in PCOEM sales. Gross margin percentage was similar to the second quarter of 2013 and increased year-over-year due to favorable changes in product mix and product cost reductions. Operating expenses were at comparable levels to the second quarter of 2013.
In accordance with U.S. GAAP, the results of operations of the AirCard business have been recorded as discontinued operations in our consolidated statements of operations for the three and nine months ended September 30, 2013 and 2012. The selected financial information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations (refer to the section on “Disposition of AirCard business” for additional details).
Financial highlights for the three months ended September 30, 2013:
GAAP:

•	Revenue was a record $112.3 million, up 2.4% compared to $109.6 million in the second quarter of 2013.

•	Gross margin was 33.3%, comparable to the second quarter of 2013.

•
Net earnings from continuing operations were $1.1 million and earnings per share from continuing operations were $0.03 compared to a net loss from continuing operations of $6.7 million and a loss per share from continuing operations of $0.22 in the second quarter of 2013. Reorganization initiatives as we transition our business are favorably impacting our effective tax rate. Net earnings from continuing operations for the current quarter included a year-to-date tax recovery. A portion of the recovery, amounting to $0.5 million, or $0.02 per diluted share, relates to the first half of the year.

•
Net earnings including discontinued operations were $0.6 million, or earnings of $0.02 per diluted share, compared to net earnings including discontinued operations of $61.4 million, or $2.00 per diluted share in the second quarter of 2013.

NON-GAAP:

•	Gross margin was 33.4%, comparable to the second quarter of 2013.

•	Earnings from continuing operations were $2.4 million, compared to $1.5 million in the second quarter of 2013.

•	Adjusted EBITDA was $5.9 million compared to $4.9 million in the second quarter of 2013.

•
Net earnings from continuing operations were $3.5 million or $0.11 per diluted share, compared to net earnings from continuing operations of $1.0 million, or $0.03 per diluted share in the second quarter of 2013. Reorganization initiatives as we transition our business are favorably impacting our effective tax rate. Net earnings from continuing operations for the current quarter included a year-to-date tax recovery. A portion of the recovery, amounting to $0.5 million, or $0.02 per diluted share, relates to the first half of the year.

Selected Financial information:

(in thousands of U.S. dollars, except where otherwise stated)
	2013			2012 (2)
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Statement of Operations data:
Revenue	$112,262	$109,589	$101,401	$397,321	$109,405	$100,183	$95,398	$92,335

Gross Margin
- GAAP	$37,346	$36,474	$33,378	$125,274	$36,233	$31,086	$30,081	$27,874
- Non-GAAP (1)	37,463	36,569	33,453	125,578	36,294	31,168	30,159	27,957

Gross Margin %
- GAAP	33.3%	33.3%	32.9%	31.5%	33.1%	31.0%	31.5%	30.2%
- Non-GAAP (1)	33.4%	33.4%	33.0%	31.6%	33.2%	31.1%	31.6%	30.3%

Earnings (loss) from operations
- GAAP	$(3,301)	$(3,932)	$(6,884)	$(22,206)	$(1,516)	$(6,728)	$(6,558)	$(7,404)
- Non-GAAP (1)	2,402	1,470	(1,412)	898	3,721	334	(360)	(2,797)

Net earnings (loss) from continuing operations
- GAAP	$1,075	$(6,742)	$(7,938)	$(4,202)	$15,523	$(3,612)	$(8,868)	$(7,245)
- Non-GAAP (1)	3,483	1,046	(709)	(444)	4,490	1,251	(3,375)	(2,810)

Net earnings (loss) from discontinued operations
- GAAP	$(505)	$68,152	$1,863	$31,401	$4,083	$7,279	$12,449	$7,590
- Non-GAAP (1)	848	(49)	3,596	33,796	5,779	7,512	12,682	7,823

Net earnings (loss)
- GAAP	$570	$61,410	$(6,075)	$27,199	$19,606	$3,667	$3,581	$345
- Non-GAAP (1)	4,331	997	2,887	33,352	10,269	8,763	9,307	5,013

Adjusted EBITDA	$5,870	$4,873	$1,800	$12,645	$7,014	$3,238	$2,357	$36

Revenue by Product Line:
OEM Solutions	$95,850	$95,076	$89,232	$346,543	$94,874	$88,270	$83,299	$80,100
Enterprise Solutions	16,412	14,513	12,169	50,778	14,531	11,913	12,099	12,235
	$112,262	$109,589	$101,401	$397,321	$109,405	$100,183	$95,398	$92,335
Share and per share data:
Basic and diluted net earnings (loss) from continuing operations per share (in dollars)
- GAAP	0.03	(0.22)	(0.26)	(0.14)	0.50	(0.12)	(0.29)	(0.23)
- Non-GAAP (1)	0.11	0.03	(0.02)	(0.01)	0.15	0.04	(0.11)	(0.09)
Basic and diluted net earnings (loss) per share (in dollars)
- GAAP	$0.02	$2.00	$(0.20)	$0.88	$0.64	$0.12	$0.12	$0.01
- Non-GAAP (1)	$0.14	$0.03	$0.09	$1.08	$0.33	$0.29	$0.30	$0.16

Common shares (in thousands)
At period-end	30,762	30,618	30,791	30,592	30,592	30,590	30,562	30,910
Weighted average - basic	30,688	30,768	30,695	30,788	30,591	30,573	30,817	31,175
Weighted average - diluted	31,176	30,768	30,695	30,788	30,774	30,573	30,817	31,175
(1) Non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, impairment, gain on sale of AirCard business, acquisition and disposition costs, integration costs, restructuring costs, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts, and certain tax adjustments.  Refer to the section on “Non-GAAP financial measures” for additional details.
(2) Selected financial information for 2012 has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

See discussion under “Consolidated Results of Operations” for factors that have caused period-to-period variations.

Other key business highlights for the three months ended September 30, 2013:

•
We announced that our AirPrime EM7305 embedded wireless module has been selected and integrated into the Toshiba Portégé Z10t - a high performance, Windows 8, Ultrabook that is equipped with a detachable screen. The Toshiba Portégé Z10t with the AirPrime EM7305 module launched in June on the Telstra network in Australia.

•
We announced the launch of the Sierra Wireless Solution Partner Program and the Sierra Wireless M2M Solution Exchange. The Sierra Wireless Solution Partner Program offers a streamlined, functional way for solution partners to work with Sierra Wireless to promote their solutions powered by Sierra Wireless technology to their network of carrier, sales and reseller channels.

•
On October 16, 2013, we completed the acquisition of the M2M modules and modem business of AnyDATA Corporation for $5.9 million subject to final inventory valuation. The M2M business of AnyDATA includes 3G and 4G wireless modules and modems which are sold mainly in Korea. This acquisition extends our global leadership position in the growing M2M market and provides us with a leading position in the important Korea market. The acquired business’ results of operations and estimated fair value of assets and liabilities assumed will be included in our consolidated financial statements for the year ended December 31, 2013 from the date of acquisition.

•
On November 5, 2013, we announced the launch of the AirPrime® HL Series of embedded wireless modules for M2M applications. The new AirPrime HL devices are the smallest embedded wireless modules to be completely interchangeable across 2G, 3G and 4G technologies. The HL series also offers flexible mounting options including snap-in connectivity or solder-down and is designed to be future-proof with over-the-air upgradability.

•
On November 6, 2013, we announced the appointment of Thomas Sieber to our Board of Directors. Mr. Sieber is the current Chairman of the Board of Directors and the former CEO of Orange Switzerland. He joins Sierra Wireless with more than 20 years of international experience in senior leadership positions in the information and communications technology industry. Mr. Sieber brings demonstrated expertise in building pan-European sales channels and business operations. The appointment will be effective January 1, 2014.

Outlook
In the fourth quarter of 2013, we expect revenue to increase sequentially and on a year-over-year basis. We expect gross margin percentage and operating expenses to remain similar to third quarter of 2013 levels.
We believe that the market for wireless M2M solutions has strong long term growth prospects. We anticipate growth in the number and type of devices being wirelessly connected, driven by a number of enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new devices and tools to simplify the development of M2M applications, and increased focus and investment from network operators, infrastructure vendors and other ecosystem players. More importantly, we see strong customer demand emerging in many of our target verticals driven by increasing recognition of the value created by deploying M2M solutions, such as new revenue streams, cost efficiencies, and better customer satisfaction.
Key factors that we expect will affect our results in the near term are the timely ramp up of sales of our new products recently launched or currently under development; the level of success our OEM customers achieve with sales of embedded solutions to end users; our ability to secure future design wins with both existing and new customers; wireless technology transitions and the timing of deployment of mobile broadband networks by wireless operators; competition; the availability of components from key suppliers; general economic conditions in the markets we serve; and seasonality in demand. We expect that product and price competition from other wireless device manufacturers will continue to play a role in the M2M market. As a result of these factors, we may experience volatility in our results on a quarter-to-quarter basis. Gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, average selling prices and product costs.
Disposition of AirCard Business

On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our AirCard business to Netgear, Inc. (“Netgear”). Proceeds on disposition, after final inventory adjustments were $136.6 million plus assumed liabilities and comprised of cash proceeds of $122.8 million, funds held in escrow of $13.8 million and assumed liabilities. After transaction costs of $2.8 million, we recorded an after tax gain on disposal of $69.1 million. We expect to realize net cash proceeds of approximately $110 million from the divestiture after giving consideration to related taxes, transaction costs and escrow retention for the purposes of indemnification. Approximately 160 employees, primarily in sales, marketing and research and development, were transferred to Netgear, as well as certain facilities in Carlsbad, California and Richmond, British Columbia. The Company intends to use a substantial portion of the net proceeds from the transaction to continue its acquisition strategy in the M2M market.

In accordance with U.S. GAAP, the results of operations and the gain on sale of the AirCard business have been presented as discontinued operations in our consolidated statements of operations for the three and nine months ended September 30, 2013 and 2012. The historical consolidated statements of operations and related selected financial information have been retrospectively adjusted to distinguish between continuing operations and discontinued operations.
Summarized results from discontinued operations were as follows:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Revenue	$—	$62,455	$46,701	$192,429
Cost of goods sold	(569)	45,684	32,968	137,512
Gross margin	$569	$16,771	$13,733	$54,917
Expenses	1,263	8,992	12,919	26,613
Earnings (loss) from operations	(694)	7,779	814	28,304
Income tax expense (recovery)	(140)	500	430	986
Earnings (loss) from operations, net of taxes	(554)	7,279	384	27,318
Gain on sale of AirCard business, net of taxes	49	—	69,126	—
Net earnings (loss) from discontinued operations	$(505)	$7,279	$69,510	$27,318

During the three and nine months ended September 30, 2013, no customer accounted for more than 10% of our aggregated revenue from continuing and discontinued operations. During the three months ended September 30, 2012, Sprint accounted for more than 10% of our aggregated revenue, representing 14% of our revenue from continuing and discontinued operations. During the nine months ended September 30, 2012, AT&T and Sprint each accounted for more than 10% of our aggregated revenue, representing 26% of our revenue from continuing and discontinued operations.

CONSOLIDATED RESULTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)
	Three months ended September 30				Nine months ended September 30
	2013		2012 (1)		2013		2012 (1)
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue	112,262	100.0%	100,183	100.0%	323,252	100.0%	287,916	100.0%
Cost of goods sold	74,916	66.7%	69,097	69.0%	216,054	66.8%	198,875	69.1%
Gross margin	37,346	33.3%	31,086	31.0%	107,198	33.2%	89,041	30.9%

Expenses
Sales and marketing	10,452	9.3%	8,572	8.5%	31,489	9.7%	26,891	9.3%
Research and development	17,806	15.9%	15,886	15.9%	54,038	16.7%	45,491	15.8%
Administration	9,297	8.3%	8,013	8.0%	26,323	8.1%	25,034	8.7%
Restructuring	14	—%	498	0.5%	157	0.1%	2,209	0.8%
Integration	—	—%	—	—%	27	—%	—	—%
Acquisition	139	0.1%	2,196	2.2%	139	0.1%	2,795	1.0%
Amortization	2,939	2.6%	2,649	2.6%	9,142	2.8%	7,311	2.5%
	40,647	36.2%	37,814	37.7%	121,315	37.5%	109,731	38.1%
Loss from operations	(3,301)	(2.9)%	(6,728)	(6.7)%	(14,117)	(4.3)%	(20,690)	(7.2)%
Foreign exchange gain	2,563		1,176		1,902		1,718
Other expense	(26)		(70)		(124)		(231)
Loss before income taxes	(764)		(5,622)		(12,339)		(19,203)
Income tax (expense) recovery	1,839		2,010		(1,266)		(522)
Net earnings (loss) from continuing operations	1,075		(3,612)		(13,605)		(19,725)
Net earnings (loss) from discontinued operations	(505)		7,279		69,510		27,318
Net earnings	570		3,667		55,905		7,593

Net earnings (loss) per share - Basic and diluted (in dollars)
Continuing operations	$0.03		$(0.12)		$(0.44)		$(0.64)
Discontinued operations	(0.01)		0.24		2.26		0.89
	$0.02		$0.12		$1.82		$0.25

 (1) Financial information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

Revenue
Revenue for the three and nine months ended September 30, 2013 increased by $12.1 million and $35.3 million, respectively, or 12.1% and 12.3%, respectively, compared to the same periods of 2012. The increase in revenue in both periods was largely driven by growth in our Enterprise Solutions product line and continued growth across multiple sectors of our OEM Solutions product line, with particular strength in PCOEM sales.

Our geographic revenue mix for the three and nine month periods ended September 30, 2013 and 2012 was as follows:

Gross margin
Gross margin was 33.3% and 33.2% of revenue for the three and nine months ended September 30, 2013, respectively, compared to gross margin of 31.0% and 30.9% of revenue, respectively, in the same periods of 2012. The increase in gross margin in both periods was primarily related to favorable product mix and product cost reductions. For each of the three months ended September 30, 2013 and 2012, gross margin included $0.1 million of stock-based compensation expense. For each of the nine months ended September 30, 2013 and 2012, gross margin included $0.3 million and $0.2 million of stock-based compensation expense, respectively.

Sales and marketing
Sales and marketing expenses increased $1.9 million and $4.6 million, or 21.9% and 17.1%, in the three and nine months ended September 30, 2013, respectively, compared to the same periods of 2012. The increase in sales and marketing expenses in both periods was primarily due to additional costs following the Sagemcom acquisition in August 2012, as well as investment in additional resources. For the three and nine months ended September 30, 2013, sales and marketing expenses included stock-based compensation expense of $0.6 million and $1.3 million, respectively, compared to $0.3 million and $0.8 million, respectively, in the same periods of 2012.

Research and development
Research and development (“R&D”) expenses increased by $1.9 million and $8.5 million, or 12.1% and 18.8% in the three and nine months ended September 30, 2013, respectively, compared to the same periods of 2012. The increase in R&D expenses in both periods was primarily related to additional R&D costs related to the Sagemcom M2M business following the Sagemcom acquisition as well as higher certification costs and other net product costs.

R&D expenses included stock-based compensation expense of $0.3 million in each of the three months ended September 30, 2013 and 2012. R&D expenses also included acquisition amortization of $1.4 million and $1.3 million in each of the three months ended September 30, 2013 and 2012, respectively. R&D expenses for the nine months ended September 30, 2013 included stock-based compensation expense of $1.0 million and acquisition amortization of $4.1 million, compared to stock-based compensation expense of $1.0 million and acquisition amortization of $4.3 million, in the same period of 2012.

Administration
Administration expenses increased by $1.3 million in both the three and nine months ended September 30, 2013, or 16.0% and 5.1% respectively, compared to the same periods of 2012. Administration expenses included stock-based compensation expense of $1.1 million and $0.7 million in each of the three months ended September 30, 2013 and 2012, respectively. For the nine months ended September 30, 2013 and 2012, administration expenses included stock-based compensation expense of $3.2 million and $2.2 million, respectively.

Restructuring
Restructuring costs were minimal for the three and nine months ended September 30, 2013 compared to $0.5 million and $2.2 million, respectively, in the same periods of 2012. Restructuring costs in the three and nine months ended September 30, 2012 were primarily related to organizational changes in R&D resulting from the closure of our Newark, California facility.

Amortization
Amortization expense increased by $0.3 million and $1.8 million, or 10.9% and 25.0% in the three and nine months ended September 30, 2013, respectively, compared to the same periods of 2012, primarily due to the Sagemcom acquisition. Amortization expense for the three months ended September 30, 2013 included $2.0 million of acquisition amortization compared to $1.6 million in the same period of 2012. Amortization expense for the nine months ended September 30, 2013 included $6.1 million of acquisition amortization compared to $4.3 million in the same period of 2012.

Foreign exchange gain
Foreign exchange gain was $2.6 million for the three months ended September 30, 2013 compared to a gain of $1.2 million in the same period of 2012. Foreign exchange gain for the three months ended September 30, 2013 and 2012, included a net foreign exchange gain of $1.9 million and $3.6 million, respectively, on revaluation of an intercompany loan to a self-sustaining subsidiary. Foreign exchange gain in the three months ended September 30, 2012 also included a loss of $2.4 million related to the settlement of foreign currency forward exchange contracts entered into in connection with the Sagemcom acquisition.

For the nine months ended September 30, 2013, foreign exchange gain was $1.9 million compared to a gain of $1.7 million in the same period of 2012. Foreign exchange gain for the nine months ended September 30, 2013 and 2012, included a net foreign exchange gain of $1.4 million and $3.6 million, respectively, on revaluation of an intercompany loan to a self-sustaining subsidiary. Foreign exchange gain in the nine months ended September 30, 2012 also included a loss of $1.8 million related to the settlement of foreign currency forward exchange contracts entered into in connection with the Sagemcom acquisition.

Foreign exchange rate changes also impacted our Euro denominated revenue and Canadian dollar and Euro denominated operating expenses. We estimate that changes in exchange rates between 2013 and 2012 positively impacted our revenue in the three and nine months ended September 30, 2013 by approximately $0.5 million and

$0.7 million, respectively. In addition, the stronger Euro, partially offset by a weaker Canadian dollar, had a negative impact on our operating expenses in the three and nine months ended September 30, 2013 of approximately $0.2 million and $0.5 million, respectively.

Income tax (expense) recovery
Income tax recovery decreased by $0.2 million in the three months ended September 30, 2013 compared to the same period of 2012. Income tax expense increased by $0.7 million in the nine months ended September 30, 2013, compared to the same period of 2012. The change in both periods was related to a shift in earnings between jurisdictions.

Net earnings (loss) from continuing operations
Net earnings from continuing operations in the three months ended September 30, 2013 increased by $4.7 million to net earnings of $1.1 million, compared to the same period of 2012. This improvement reflects improved earnings from operations and a higher foreign exchange gain. Net loss from continuing operations in the nine months ended September 30, 2013 decreased by $6.1 million compared to the same period of 2012. This improvement reflects improved earnings from operations partially offset by higher income tax expense.

Net earnings from continuing operations in the three and nine months ended September 30, 2013 included stock-based compensation expense of $2.1 million and $5.8 million, respectively, and acquisition amortization of $3.4 million and $10.2 million, respectively. Net loss from continuing operations in the three and nine months ended September 30, 2012 included stock-based compensation expense of $1.5 million and $4.3 million, respectively, and acquisition amortization of $2.9 million and $8.6 million, respectively.

Net earnings
Net earnings decreased by $3.1 million in the three months ended September 30, 2013, compared to the same period of 2012, as the $7.8 million decrease in earnings from discontinued operations was only partially offset by the higher net earnings from our continuing operations. Net earnings increased by $48.3 million in the nine months ended September 30, 2013, compared to the same period of 2012, as a result of the after-tax gain of $69.1 million on the sale of our AirCard business.

Weighted average number of shares
The weighted average diluted number of shares outstanding was 31.2 million and 30.7 million for the three and nine months ended September 30, 2013, respectively, compared to 30.6 million and 30.9 million for the three and nine months ended September 30, 2012, respectively.
The number of shares outstanding was 30.8 million and 30.6 million at September 30, 2013 and 2012, respectively. The purchase of 510,439 of the Company's common shares on the Toronto Stock Exchange (“TSX”) and NASDAQ during the nine months ended September 30, 2013, under our normal course issuer bid approved February 13, 2013, was offset by the issue of shares as a result of stock option exercises and vested restricted share units. No common shares were purchased under our normal course issuer bid in the three months ended September 30, 2013.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following tables highlight selected financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2012. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)
	2013			2012 (1)				2011 (1)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$112,262	$109,589	$101,401	$109,405	$100,183	$95,398	$92,335	$82,391
Cost of goods sold	74,916	73,115	68,023	73,172	69,097	65,317	64,461	57,206
Gross margin	37,346	36,474	33,378	36,233	31,086	30,081	27,874	25,185
Gross margin %	33.3%	33.3%	32.9%	33.1%	31.0%	31.5%	30.2%	30.6%

Expenses
Sales and marketing	10,452	10,681	10,356	10,176	8,572	8,998	9,321	8,886
Research and development	17,806	17,869	18,363	16,294	15,886	14,674	14,931	14,801
Administration	9,297	8,903	8,123	7,743	8,013	8,562	8,459	7,694
Restructuring costs	14	26	117	42	498	1,531	180	(19)
Integration costs	—	—	27	—	—	—	—	—
Acquisition costs	139	—	—	387	2,196	599	—	—
Impairment of intangible asset	—	—	—	—	—	—	—	11,214
Amortization	2,939	2,927	3,276	3,107	2,649	2,275	2,387	2,620
	40,647	40,406	40,262	37,749	37,814	36,639	35,278	45,196
Operating loss from continuing operations	(3,301)	(3,932)	(6,884)	(1,516)	(6,728)	(6,558)	(7,404)	(20,011)
Foreign exchange gain (loss)	2,563	1,709	(2,370)	1,608	1,176	336	206	(507)
Other income (expense)	(26)	34	(132)	35	(70)	10	(171)	20
Earnings (loss) from continuing operations before income tax	(764)	(2,189)	(9,386)	127	(5,622)	(6,212)	(7,369)	(20,498)
Income tax expense (recovery)	(1,839)	4,553	(1,448)	(15,396)	(2,010)	2,656	(124)	(68)
Net earnings (loss) from continuing operations	1,075	(6,742)	(7,938)	15,523	(3,612)	(8,868)	(7,245)	(20,430)
Net earnings (loss) from discontinued operations	(505)	68,152	1,863	4,083	7,279	12,449	7,590	6,668
Net earnings (loss)	$570	$61,410	$(6,075)	$19,606	$3,667	$3,581	$345	$(13,762)
Earnings (loss) per share - GAAP in dollars
Basic	$0.02	$2.00	$(0.20)	$0.64	$0.12	$0.12	$0.01	$(0.44)
Diluted	$0.02	$2.00	$(0.20)	$0.64	$0.12	$0.12	$0.01	$(0.44)
Weighted average number of shares (in thousands)
Basic	30,688	30,768	30,695	30,591	30,573	30,817	31,175	31,298
Diluted	31,176	30,768	30,695	30,774	30,573	30,817	31,175	31,298
(1) Quarterly information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.
See section on "Overview", for details of our third quarter of 2013 results compared to our second quarter of 2013 results.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix and the combination of variable and fixed operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

(in thousands of U.S. dollars)	Three months ended September 30			Nine months ended September 30
	2013	2012	Change	2013	2012	Change
Cash flows provided (used) before changes in non-cash working capital:	$7,255	$9,239	$(1,984)	$6,602	$28,446	$(21,844)
Changes in non-cash working capital
Accounts receivable	15,877	(6,970)	22,847	28,862	(11,384)	40,246
Inventories	51	(6,044)	6,095	12,604	(5,127)	17,731
Prepaid expense and other	(2,767)	(17,596)	14,829	(11,870)	(20,557)	8,687
Accounts payable and accrued liabilities	(824)	16,065	(16,889)	(15,079)	37,537	(52,616)
Deferred revenue and credits	(512)	513	(1,025)	485	(145)	630
	11,825	(14,032)	25,857	15,002	324	14,678
Cash flows provided by (used in):
Operating activities	19,080	(4,793)	23,873	21,604	28,770	(7,166)

Investing activities	372	(56,959)	57,331	103,390	(59,599)	162,989
Net proceeds from sale of AirCard business	(17)	—	(17)	119,978	—	119,978
Purchase of M2M business of Sagemcom	—	(55,218)	55,218	—	(55,218)	55,218
Capital expenditures and increase in intangible assets	(4,390)	(3,886)	(504)	(11,399)	(13,784)	2,385
Net change in short-term investments	4,779	2,153	2,626	(5,221)	9,347	(14,568)

Financing activities	(2,355)	(18)	(2,337)	(5,085)	(9,205)	4,120
Issue of common shares	1,186	158	1,028	4,947	427	4,520
Repurchase of common shares for cancellation	—	—	—	(5,772)	(6,312)	540
Purchase of treasury shares for RSU distribution	(3,433)	—	(3,433)	(3,433)	(2,489)	(944)

Operating Activities
Cash provided by operating activities increased $23.9 million during the three months ended September 30, 2013, compared to the same period of 2012. The increase was primarily due to lower working capital requirements during the current quarter compared to the same period of 2012. For the nine months ended September 30, 2013, cash provided by operating activities decreased by $7.2 million, compared to the same period in 2012 due to lower earnings from our discontinued operations partially offset by lower working capital requirements.

Investing Activities
Cash provided by investing activities increased $57.3 million and $163.0 million during the three and nine months ended September 30, 2013, respectively, compared to the same periods of 2012. The increase in cash provided by investing activities was primarily due to the increased cash requirements in 2012 related to the Sagemcom acquisition. For the nine months ended September 30, 2013, the increase in cash was primarily due to the net proceeds received on the sale of our AirCard business and the absence of acquisition related expenditures in the first nine months of 2013. This was partially offset by the net change in short-term investments. (Refer to the section on “Disposition of AirCard business” for additional details).

Cash used for the purchase of capital equipment was primarily for production and tooling equipment, research and development equipment, computer equipment and software, while cash used for intangible assets was driven primarily by patent registration costs and software licensing costs.

Financing Activities
Cash generated from financing activities decreased $2.3 million during the three months ended September 30, 2013, compared to the same period of 2012. Higher cash requirements in the three months ended September 30, 2013 were related to the purchase of common shares to satisfy the obligations under our restricted share unit plan, partially offset by proceeds received on issuance of common shares in connection with higher number of stock option exercises. During the three months ended September 30, 2013, we purchased 270,265 common shares to satisfy obligations under our restricted share unit plan.
For the nine months ended September 30, 2013, cash used for financing activities decreased $4.1 million compared to the same period of 2012. Lower cash requirements in the nine months ended September 30, 2013 were mainly related to proceeds received on issuance of common shares in connection with a higher number of stock option exercises compared to the same period of 2012. In the nine months ended September 30, 2013, under our normal course issuer bid we purchased 510,439 common shares compared to 800,000 common shares in the same period of 2012.
Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, capital expenditures, intellectual property (“IP”) licenses and other obligations discussed below. We continue to believe our cash and cash equivalents and short-term investments balance of $188.4 million at September 30, 2013 and cash generated from continuing operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans. Our capital expenditures during the fourth quarter of 2013 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents. However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of September 30, 2013.

Payments due by period (In thousands of dollars)	2013	2014	2015	2016	2017	Thereafter
Operating lease obligations	$1,227	$4,528	$3,845	$3,813	$3,701	$10,966
Capital lease obligations	89	297	219	76	18	—
Purchase obligations (1)	77,410	—	—	—	—	—
Other long-term liabilities (2)	—	20,145	—	—	—	1,559
Total	$78,726	$24,970	$4,064	$3,889	$3,719	$12,525
(1) Purchase obligations represent obligations with certain contract manufacturers to buy minimum amount of designated products between October 2013 and December 2013.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Other long-term liabilities include the long-term portions of accrued royalties.

Capital Resources

(In thousands of dollars)	2013			2012
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$183,220	$166,573	$55,923	$63,646	$59,528	$123,159	$106,773
Short-term investments	5,221	10,000	—	—	—	2,153	—
	188,441	176,573	55,923	63,646	59,528	125,312	106,773
Unused credit facilities	10,000	10,000	50,000	50,000	10,000	10,000	10,000
Total	$198,441	$186,573	$105,923	$113,646	$69,528	$135,312	$116,773

Credit Facilities
On October 31, 2013, we renewed our $10 million revolving term credit facility ("Revolving Facility") for a two year term expiring on October 31, 2015. The Revolving Facility with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. Other terms of the Revolving Facility remain substantially unchanged. As at September 30, 2013, there were no borrowings under the Revolving Facility.

Letters of Credit
We have entered into a standby letter of credit facility agreement under which we have issued three performance bonds to third party customers in accordance with specified terms and conditions. At September 30, 2013, we had two Euro denominated performance bonds amounting to €50 thousand expiring in June 2014 (December 2012 - €50 thousand) and a performance bond of $176 thousand expiring in November 2013 (December 2012 - $176 thousand). The carrying value of these instruments approximates their fair market value.

Normal Course Issuer Bid
On February 6, 2013, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid (the “2013 Bid”). Pursuant to the 2013 Bid, we can purchase for cancellation up to 1,529,687 of our common shares, or approximately 5% of the common shares outstanding as of the date of the announcement. The 2013 Bid commenced on February 14, 2013 and will terminate on the earlier of: (i) February 13, 2014, (ii) the date the Company completes its purchases pursuant to the Notice of Intention filed with the TSX, or (iii) the date of notice by the Company of termination of the 2013 Bid. During the nine months ended September 30, 2013, we purchased and canceled 510,439 common shares at an average price of $11.31 per share. During the three months ended September 30, 2013 we did not purchase any common shares pursuant to the 2013 Bid.
NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide useful information on actual operating results and assist in comparisons from one period to another.  Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  Non-GAAP results exclude the impact of stock-based compensation expense, amortization related to acquisitions, acquisition and disposition costs, restructuring costs, integration costs, impairment, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts and certain tax adjustments.

Adjusted EBITDA as defined equates earnings (loss) from operations plus stock-based compensation expense, acquisition costs, restructuring costs, integration costs, impairment and amortization. Adjusted EBITDA can also be calculated as non-GAAP earnings (loss) from operations plus amortization excluding acquisition related amortization.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)
	2013			2012 (1)
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$37,346	$36,474	$33,378	$125,274	$36,233	$31,086	$30,081	$27,874
Stock-based compensation	117	95	75	304	61	82	78	83
Gross margin - Non-GAAP	$37,463	$36,569	$33,453	$125,578	$36,294	$31,168	$30,159	$27,957

Loss from operations - GAAP	$(3,301)	$(3,932)	$(6,884)	$(22,206)	$(1,516)	$(6,728)	$(6,558)	$(7,404)
Stock-based compensation	2,145	2,013	1,655	5,781	1,470	1,462	1,403	1,446
Acquisition	139	—	—	3,182	387	2,196	599	—
Restructuring	14	26	117	2,251	42	498	1,531	180
Integration	—	—	27	—	—	—	—	—
Impairment of an asset in R&D	—	—	280	—	—	—	—	—
Acquisition related amortization	3,405	3,363	3,393	11,890	3,338	2,906	2,665	2,981
Earnings (loss) from operations - Non-GAAP	$2,402	$1,470	$(1,412)	$898	$3,721	$334	$(360)	$(2,797)
Amortization (excluding acquisition related amortization)	3,468	3,403	3,212	11,747	3,293	2,904	2,717	2,833
Adjusted EBITDA	$5,870	$4,873	$1,800	$12,645	$7,014	$3,238	$2,357	$36

Net earnings (loss) from continuing operations - GAAP	$1,075	$(6,742)	$(7,938)	$(4,202)	$15,523	$(3,612)	$(8,868)	$(7,245)
Stock-based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	5,760	5,393	5,355	22,241	5,162	6,885	5,658	4,536
Unrealized foreign exchange loss (gain)	(2,457)	(1,359)	1,874	(3,139)	(1,655)	(1,218)	(165)	(101)
Income tax adjustments	(895)	3,754	—	(15,344)	(14,540)	(804)	—	—
Net earnings (loss) from continuing operations - Non-GAAP	$3,483	$1,046	$(709)	$(444)	$4,490	$1,251	$(3,375)	$(2,810)

Net earnings (loss) from discontinued operations - GAAP	$(505)	$68,152	$1,863	$31,401	$4,083	$7,279	$12,449	$7,590
Stock-based compensation and disposition costs	1,402	876	1,733	2,395	1,696	233	233	233
Gain on sale of AirCard business	(49)	(69,077)	—	—	—	—	—	—
Net earnings (loss) from discontinued operations - Non-GAAP	$848	$(49)	$3,596	$33,796	$5,779	$7,512	$12,682	$7,823

Net earnings (loss) - GAAP	$570	$61,410	$(6,075)	$27,199	$19,606	$3,667	$3,581	$345
Net earnings (loss) - Non-GAAP	4,331	997	2,887	33,352	10,269	8,763	9,307	5,013

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$0.03	$(0.22)	$(0.26)	$(0.14)	$0.50	$(0.12)	$(0.29)	$(0.23)
Non-GAAP - (in dollars)	$0.11	$0.03	$(0.02)	$(0.01)	$0.15	$0.04	$(0.11)	$(0.09)

Net earnings (loss) per share - diluted
GAAP - (in dollars)	$0.02	$2.00	$(0.20)	$0.88	$0.64	$0.12	$0.12	$0.01
Non-GAAP - (in dollars)	$0.14	$0.03	$0.09	$1.08	$0.33	$0.29	$0.30	$0.16
(1) Financial information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

OFF-BALANCE SHEET ARRANGEMENTS
We did not have any off-balance sheet arrangements during the three and nine months ended September 30, 2013 and 2012.
TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three and nine months ended September 30, 2013 and 2012.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates.
The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found on pages 28 to 32 of our 2012 Annual Report. There were no significant changes in our critical accounting policies in the third quarter of 2013.
OUTSTANDING SHARE DATA
As of the date of this MD&A, the Company had 30,797,416 common shares issued and outstanding, 1,835,314 stock options exercisable into common shares and 415,824 restricted treasury share units outstanding.
IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD
In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (the revised standard). The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption of this guidance is permitted. We adopted this standard on January 1, 2013, and it had no impact on our consolidated financial statements.
INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three and nine months ended September 30, 2013 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS
In November 2013, we filed a complaint against Nokia Corporation in the EU Commission for breach of Article 102 of the European Union Treaty. We believe Nokia Corporation abuses a dominant position, discriminates, applies unfair royalties and illegitimately refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. We also believe that Nokia Corporation violates section 5 of the FTC Act and have sent a notice to the FTC-USA explaining these violations.
In December 2012, Concinnitas LLC filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by us. The lawsuit makes allegations concerning AirCard products. In September 2013, a mutually agreeable confidential settlement was entered into by the parties which will not have a material adverse effect on our operating results. The lawsuit was subsequently dismissed with prejudice.
In April 2012, a patent holding company, Cell and Network Selection, LLC (“CNS”), filed a patent infringement lawsuit in the United States District Court for the District of Texas asserting patent infringement by us and our customer. In May 2013, this lawsuit was dismissed upon motion of CNS and a new lawsuit was filed by CNS in the same court. The lawsuit makes certain allegations concerning the LTE products sold by us, including the mobile hotspots and USB modems sold by us to AT&T prior to the transfer of the AirCard business to Netgear. In September 2013, a mutually agreeable confidential settlement was entered into by the parties which will not have a material adverse effect on our operating results. The lawsuit was subsequently dismissed with prejudice.
In January 2012, a patent holding company, M2M Solutions LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the discovery stage and a claim construction hearing was held in September 2013.Trial is anticipated to occur in September 2014.
In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. The lawsuit makes certain allegations concerning the wireless communication products sold by us. In September 2012, the lawsuit was consolidated with another lawsuit commenced by Wi-Lan in the Eastern District of Texas concerning the same patents. In December 2012, Wi-Lan filed additional patent litigation lawsuits in the United States District Court for each of the Eastern District of Texas and the Southern District of Florida asserting patent infringement by us of additional patents not included in the first Wi-Lan suit. The lawsuit in the Southern District of Florida was transferred to the Southern District of California. The second lawsuit in the Eastern District of Texas had not yet been scheduled for trial; however certain claims in the patent-in-suit (US Patent No. 6,381,211) were recently found to be invalid, as well as not infringed, by a jury in a similar case in this district involving Wi-Lan as plaintiff and Ericsson Inc., Alcatel-Lucent USA Inc., HTC Corporation and Sony Mobile Communications as defendants. In October 2013, a mutually agreeable confidential settlement was entered into by the parties to resolve all pending lawsuits, which will not have a material adverse effect on our operating results.
In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent infringement lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers. In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors. Both lawsuits have been stayed against all defendants except Apple Inc. ("Apple"), pending the outcome of the first case against Apple in Delaware. In April 2013, the Court of Delaware issued its claim construction order, as well as an order granting Apple's motion for summary judgment on non-infringement and denying Apple's motion for summary judgment on invalidity. These orders have been appealed by GBT to the US Court of Appeals for the Federal Circuit. In May 2012, GBT filed a patent infringement lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products. In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This Delaware lawsuit has been stayed against us pending the outcome of the case against Apple with respect to the same patent, which is set for trial in the Central District of California in February 2014. A claim construction order was issued in this case in June 2013.
In July 2009, a patent holding company, SPH America, LLC, filed a patent infringement lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including certain of our customers. In January 2013, a mutually agreeable confidential settlement was entered into by the parties which will not have a material adverse effect on our operating results. The lawsuit was subsequently dismissed with prejudice.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims
We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:
In January 2013, a patent holding company, Steelhead Licensing LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against one of our customers asserting patent infringement in relation to our customer's products and services, including the mobile hotspot devices sold to them by us prior to the transfer of the AirCard business to Netgear. In March 2013, we advised our customer that we had been granted a license with respect to the patents-in-suit, which license covers any of our products sold by our customers (including this customer). We believe this outcome will not have a material adverse effect on our operating results.
In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. The lawsuits are in the initial pleadings stage.
In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. In October 2013, the plaintiff objected to the Magistrate’s report and recommendation that the Court grant the defense motion to dismiss for lack of subject matter jurisdiction; therefore, the matter is currently being reviewed by the District Court Judge.
In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.), (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us. LSI counterclaimed for patent infringement. There are currently 10 patents-in-suit, two of which relate to the 3G products which incorporate our modules. The lawsuit is currently in the discovery phase and the claim construction hearing is anticipated to occur in March 2014.
A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. A claim construction order was issued in July 2013, and this case is scheduled for trial in October 2014. Eon filed a patent litigation lawsuit against another of our customers in January 2012 in the United States District Court for the

District of Puerto Rico, which has been transferred in part to the District of Delaware with respect to claims related to one of the three patents-in-suit. A claim construction hearing is anticipated in the Puerto Rico case in November 2013 and has not yet been scheduled in the Delaware case. In all the above Eon cases, assertions of patent infringement are being made in relation to the wireless modems sold to our customers by us prior to the transfer of the AirCard business to Netgear.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.
RISKS AND UNCERTAINTIES
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face. Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future. If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.
Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.
Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•	Price and product competition which may result in lower selling prices for some of our products or lost market share;

•	Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•	Demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products and software;

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Development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	Transition periods associated with the migration to new technologies;

•	Potential commoditization and saturation in certain markets;

•	Our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	Product mix of our sales. Our products have different gross margins - for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line;

•	Possible delays or shortages in component supplies;

•	Possible delays in the manufacture or shipment of current or new products;

•	Possible product quality or factory yield issues that may increase our cost of goods sold;

•	Concentration in our customer base;

•	Seasonality in demand;

•	Amount of inventory held by our channel partners;

•	Possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of goods sold and operating expenses;

•	Achievement of milestones related to our professional services contracts; and

•	Operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.
Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of the Company's operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.
Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.
The wireless communications industry is highly competitive and we have experienced and expect to continue to experience intense competition. More established and larger companies with strong brands and greater financial, technical and marketing resources, or companies with different business models sell products that compete with ours and we expect this competition to intensify. Business combinations or strategic alliances by our competitors could weaken our competitive position. We may also introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.
The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products to OEM's, enterprises, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEM's, enterprises, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially. In the three months ended September 30, 2013, no customer individually accounted for more than 10% of our aggregated revenue, from continuing and discontinued operations. In the three months ended September 30, 2012, one customer accounted for more than 10% of our aggregated revenue from continuing and discontinued operations, and on a combined basis, represented 14% of our aggregated revenue from continuing and discontinued operations.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.
We may be found to infringe on the intellectual property rights of others.
The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future we may continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our business operating results and financial condition.
Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation. In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. We expect that this recent development will continue for the foreseeable future. Infringement on intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	We may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	We may be prohibited from further use of intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

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We may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

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We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	Management attention and resources may be diverted;

•	Our relationships with customers may be adversely affected; and

•	We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.
We may be unable to continue to license necessary third party technology on commercially reasonable terms, if at all.
We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property. In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.
We depend on a limited number of third parties to purchase certain components and manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.
We outsource the purchase of certain components and the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We primarily rely on one contract manufacturer, who may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•	The absence of guaranteed or adequate manufacturing capacity:

•	Reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	Potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

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Potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	The inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.
Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In this situation, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.
We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.
Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. From time to time, certain components used in our products have been, and may continue to be in short supply worldwide and shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.
We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•	Our ability to attract and retain skilled technical employees;

•	The availability of critical components from third parties;

•	Our ability to successfully complete the development of products in a timely manner;

•	The ability of third parties to complete and deliver on outsourced product development engagements; and

•	Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' future needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.
Failures of our products or services due to quality issues, design flaws, errors or other defects that result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.
Our products comprise hardware and software that is technologically complex. In order to compete in the technologically advanced and rapidly changing wireless communication market, we must develop and introduce our products quickly. Despite the sophisticated testing and certification processes for our products, it is possible that our products may contain undetected errors or defects, especially when introduced or when new versions are released. As a result, our products may be rejected by our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.

The Company may experience adverse effects relating to the divestiture of the assets and operations of the AirCard business.
Difficulties associated with divestiture could have a material adverse effect on the Company's business, operating results, financial condition and the price of the Company's common shares.
Divestiture execution is a difficult and complex undertaking that requires different skills than those required for day-to-day operations. As a result, we may experience adverse effects relating to the divestiture of the assets and operations of the AirCard business, including but not limited to:

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The carve-out of the AirCard business from the ongoing business may be disruptive to our ongoing business, place additional demands on our ongoing business and divert management attention from the ongoing business thereby diminishing the ability to maintain focus on the Company's key strategic and financial goals.

•	We may not be able to restructure our existing business operations and/or grow the ongoing business without encountering difficulties and delays

•	The divested business will require certain transition services from us and we may not be able to perform those services in a timely and efficient manner and/or exit in prompt manner.

•	Unanticipated costs and unforeseen liabilities.

•	Loss of key employees.

Continued difficult or uncertain global economic conditions could adversely affect our revenue and profitability.
A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Challenging economic market conditions could lead to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. To the extent that we experience further global economic deterioration, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, resulting in a decline in our revenues and profitability that could be material.
It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.
Fluctuations in exchange rates between the U.S. dollar and other currencies, including the Canadian dollar, and the Euro may affect our operating results.
We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.
The majority of our revenues are denominated in U.S. dollars while a significant amount of our research and development, marketing and administration costs are denominated in currencies other than the U.S. dollar; primarily the Canadian dollar and the Euro. To the extent that exchange rates between the U.S. dollar and the Canadian dollar and Euro fluctuate, we will experience an impact on our earnings.
As our business expands internationally, we will be exposed to additional risks relating to international operations.
We intend to continue to grow our international business operations. Our international operations expose us to additional risks unique to such international markets, including the following:

•	Increased credit management risks and greater difficulties in collecting accounts receivable;

•	Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•	Uncertainties of international laws and enforcement relating to the protection of intellectual property;

•	Economic or political instability;

•	Potential adverse tax consequences;

•	Difficulty in managing a worldwide workforce in compliance with business practices and local laws, that vary from country to country; and

•	Consumer protection laws that impose additional requirements on us or restrict our ability to provide limited warranty protection.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.
Furthermore, loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, business and profitability.
We rely on certain internal processes, infrastructure and information technology systems to efficiently operate and report on our business.
The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate or accurately report on our business.
Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.
The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. For example, on August 1, 2012, we acquired Sagemcom's M2M business and on October 16, 2013 we completed the acquisition of AnyDATA's M2M modules and modem business. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including:

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Exposure to unknown liabilities or risks of the acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of our acquired company and deficiencies in internal controls over financial reporting of our acquired Company;

•	Higher than anticipated acquisition and integration costs and expenses;

•	The difficulty and expense of integrating the operations and personnel of the acquired companies;

•	Possible use of cash to support the operations of an acquired business;

•	Possible increase in foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	Disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	The inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	The potential loss of key employees and customers;

•	A possible decrease in our share price, if, as a result of the growth of the Company, we decide to raise additional capital through an offering of common shares, preference shares or debt; and

•	Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.
As business circumstances dictate, the Company may also decide to divest assets, technologies or businesses. For example, on April 2, 2013 we completed the sale of our AirCard business. In doing so, the Company may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.

In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.
Misappropriation of our intellectual property could place us at a competitive disadvantage.
Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.
Our strategies to deter misappropriation could be inadequate due to the following risks:

•	Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	Undetected misappropriation of our intellectual property;

•	The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted in order to defend our rights, which could disrupt our operations.
We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.
In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. Although we have certain insurance policies in place to transfer risk, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.
We depend on wireless network carriers to promote and offer acceptable wireless data and voice communications services for our products to operate.
Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers' ability to grow their subscriber base. If these network carriers delay the deployment or expansion of next generation networks, fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

Government regulations could result in increased costs and inability to sell our products.
Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future.

We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, the Company is required to conduct certain country of origin and due diligence procedures in order to meet the reporting requirements for 2013 and future years. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of the Company's products. Also, since the Company's supply chain is complex, the Company may be unable to sufficiently verify the origins for all metals used in the Company's products through its supplier due diligence procedures.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
(unaudited)

	September 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$183,220	$63,646
Short-term investments	5,221	—
Accounts receivable, net of allowance for doubtful accounts of $2,531 (December 31, 2012 - $2,435)	94,090	108,624
Inventories (note 5)	6,221	12,675
Deferred income taxes (note 4)	4,200	22,199
Prepaids and other (note 6)	37,235	24,252
Assets held for sale (note 4)	—	54,340
	330,187	285,736
Property and equipment	22,588	20,039
Intangible assets	45,107	56,357
Goodwill	99,365	97,961
Deferred income taxes	4,685	3,880
Other assets	811	790
	$502,743	$464,763

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)	$121,606	$128,216
Deferred revenue and credits	1,807	1,312
Liabilities held for sale (note 4)	—	10,353
	123,413	139,881
Long-term obligations (note 8)	22,074	26,526
Deferred income taxes	300	300
	145,787	166,707
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding 30,761,517 shares (December 31, 2012 - 30,592,423 shares)	324,975	322,770
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 538,439 shares (December 31, 2012 – 716,313 shares)	(5,399)	(5,172)
Additional paid-in capital	24,183	23,203
Retained earnings (deficit)	20,234	(35,283)
Accumulated other comprehensive loss (note 9)	(7,037)	(7,462)
	356,956	298,056
	$502,743	$464,763
Commitments and contingencies (note 15), Subsequent event (note 17)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenue	$112,262	$100,183	$323,252	$287,916
Cost of goods sold	74,916	69,097	216,054	198,875
Gross margin	37,346	31,086	107,198	89,041

Expenses
Sales and marketing	10,452	8,572	31,489	26,891
Research and development	17,806	15,886	54,038	45,491
Administration	9,297	8,013	26,323	25,034
Restructuring (note 12)	14	498	157	2,209
Integration	—	—	27	—
Acquisition (note 3 and 17)	139	2,196	139	2,795
Amortization	2,939	2,649	9,142	7,311
	40,647	37,814	121,315	109,731
Loss from operations	(3,301)	(6,728)	(14,117)	(20,690)
Foreign exchange gain	2,563	1,176	1,902	1,718
Other income (expense)	(26)	(70)	(124)	(231)
Loss before income taxes	(764)	(5,622)	(12,339)	(19,203)
Income tax expense (recovery)	(1,839)	(2,010)	1,266	522
Net earnings (loss) from continuing operations	1,075	(3,612)	(13,605)	(19,725)
Net earnings (loss) from discontinued operations (note 4)	(505)	7,279	69,510	27,318
Net earnings	$570	$3,667	$55,905	$7,593
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	693	1,203	425	(138)
Comprehensive income	$1,263	$4,870	$56,330	$7,455
Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) (note 14)
Continuing operations	$0.03	$(0.12)	$(0.44)	$(0.64)
Discontinued operations	(0.01)	0.24	2.26	0.89
	$0.02	$0.12	$1.82	$0.25
Weighted average number of shares outstanding (in thousands) (note 14)
Basic	30,688	30,573	30,717	30,854
Diluted	31,176	30,573	30,717	30,854

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars)
(unaudited)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2011	31,306,692	$328,440	877,559	$(6,141)	$20,087	$(62,482)	$(8,000)	$271,904

Common share cancellation	(800,000)	(6,312)	—	—	—	—	—	(6,312)
Stock option tax benefit for U.S. employees	—	—	—	—	71	—	—	71
Stock option exercises	85,051	637	—	—	(201)	—	—	436
Stock-based compensation	—	—	—	—	6,713	—	—	6,713
Purchase of treasury shares for RSU distribution	—	—	336,638	(2,489)	—	—	—	(2,489)
Distribution of vested RSUs	680	5	(497,884)	3,458	(3,467)	—	—	(4)
Net earnings	—	—	—	—	—	27,199	—	27,199
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	538	538
Balance as at December 31, 2012	30,592,423	$322,770	716,313	$(5,172)	$23,203	$(35,283)	$(7,462)	$298,056

Common share cancellation (note 10)	(510,439)	(5,384)	—	—	—	(388)	—	(5,772)
Stock option exercises (note 11)	634,098	7,236	—	—	(2,289)	—	—	4,947
Stock-based compensation (note 11)	—	—	—	—	7,170	—	—	7,170
Purchase of treasury shares for RSU distribution	—	—	270,265	(3,433)	—	—	—	(3,433)
Distribution of vested RSUs	45,435	353	(448,139)	3,206	(3,901)	—	—	(342)
Net earnings	—	—	—	—	—	55,905	—	55,905
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	425	425
Balance as at September 30, 2013	30,761,517	$324,975	538,439	$(5,399)	$24,183	$20,234	$(7,037)	$356,956
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Cash flows provided by (used in):
Operating activities
Net earnings	$570	$3,667	55,905	$7,593
Items not requiring (providing) cash
Amortization	6,873	7,082	21,150	20,795
Stock-based compensation (note 11)	2,481	1,695	7,170	5,010
Gain on sale of AirCard business	17	—	(94,078)	—
Deferred income taxes	(770)	(2,032)	17,194	(3,905)
Loss (gain) on disposal of property, equipment, and intangibles	10	57	(10)	183
Impairment of assets related to discontinued operations	—	—	1,012	—
Other	(1,912)	(1,226)	(1,399)	(1,226)
Taxes paid related to net settlement of equity awards	(14)	(4)	(342)	(4)
Changes in non-cash working capital
Accounts receivable	15,877	(6,970)	28,862	(11,384)
Inventories	51	(6,044)	12,604	(5,127)
Prepaid expenses and other	(2,767)	(17,596)	(11,870)	(20,557)
Accounts payable and accrued liabilities	(824)	16,065	(15,079)	37,537
Deferred revenue and credits	(512)	513	485	(145)
Cash flows provided by (used in) operating activities	19,080	(4,793)	21,604	28,770
Investing activities
Additions to property and equipment	(3,835)	(3,290)	(9,730)	(11,850)
Proceeds from sale of property, equipment, and intangibles	—	(8)	32	56
Increase in intangible assets	(555)	(596)	(1,669)	(1,934)
Net proceeds from sale of AirCard business (note 4)	(17)	—	119,978	—
Purchase of M2M business of Sagemcom	—	(55,218)	—	(55,218)
Net change in short-term investments	4,779	2,153	(5,221)	9,347
Cash flows provided by (used in) investing activities	372	(56,959)	103,390	(59,599)
Financing activities
Issuance of common shares	1,186	158	4,947	427
Repurchase of common shares for cancellation	—	—	(5,772)	(6,312)
Purchase of treasury shares for RSU distribution	(3,433)	—	(3,433)	(2,489)
Decrease in other long-term obligations	(108)	(176)	(827)	(831)
Cash flows used in financing activities	(2,355)	(18)	(5,085)	(9,205)
Effect of foreign exchange rate changes on cash and cash equivalents	(450)	(1,861)	(335)	(1,813)
Cash and cash equivalents, increase (decrease) in the period	16,647	(63,631)	119,574	(41,847)
Cash and cash equivalents, beginning of period	166,573	123,159	63,646	101,375
Cash and cash equivalents, end of period	$183,220	$59,528	$183,220	$59,528
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

1.	BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2012 audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2012 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

On April 2, 2013, we completed the sale of substantially all of the assets and operations related to the AirCard business to Netgear, Inc. The results of operations and the gain on sale of the AirCard business have been recorded as discontinued operations in our consolidated statements of operations for each of the three and nine month periods ended September 30, 2013 and 2012 (note 4).

As a result of the sale of our AirCard business, our segments have changed from those reported at December 31, 2012 when we reported on two segments. Effective January 1, 2013, we have one reportable segment. We have restated our comparative information to conform to current period presentation.

In these interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.

2.	SIGNIFICANT ACCOUNTING POLICIES
In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (the revised standard). The revised standard reduces the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 . This standard did not have a material impact on our consolidated financial statements.

3.	ACQUISITION OF M2M BUSINESS OF SAGEMCOM
On August 1, 2012, we completed the acquisition of the M2M business of Sagemcom. The acquisition included substantially all of the assets of the M2M business of Sagemcom for cash consideration of €44.9 million ($55.2 million) plus assumed liabilities of €3.9 million ($4.8 million). We accounted for the transaction using the acquisition method and accordingly, the consideration was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values, as at August 1, 2012. The excess of the purchase price over the value assigned to the net assets acquired was recorded as goodwill. For further details, refer to note 5 of our consolidated financial statements for the year ended December 31, 2012 for the final purchase price allocation and related acquisition information.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

4.	DISPOSITION OF AIRCARD BUSINESS
On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our AirCard business to Netgear, Inc. (“Netgear”). Proceeds on disposition, after final inventory adjustments, were $136.6 million plus assumed liabilities.  After transaction costs of $2.8 million, we recorded an after tax gain on disposal of $69.1 million. We expect to realize net cash proceeds of approximately $110 million from the divestiture after giving consideration to related taxes, transaction costs and escrow retention for the purposes of indemnification. Approximately 160 employees, primarily in sales, marketing and research and development, were transferred to Netgear, as well as certain facilities in Carlsbad, California and Richmond, British Columbia.

The gain on sale of the AirCard business consisted of:

Cash proceeds received	$122,827
Proceeds held in escrow	13,780
Total proceeds	$136,607
Transaction costs	(2,849)
Net proceeds	$133,758
Assets and liabilities held for sale	(39,680)
Gross gain on disposal	94,078
Income tax expense	24,952
Gain on disposal, net of taxes	$69,126

The company utilized $14.5 million of deferred income tax assets on the gain on sale of the AirCard business.

The assets and liabilities held for sale related to the AirCard disposition on April 2, 2013 were as follows:

	April 2, 2013	December 31, 2012
Inventories	$2,636	$8,731
Prepaids	9,030	10,847
Property and equipment	7,511	7,489
Intangible assets	1,305	1,317
Goodwill	25,956	25,956
Assets held for sale	$46,438	$54,340

Liabilities held for sale	$6,758	$10,353

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The results related to the AirCard business have been presented as discontinued operations in the statement of earnings and were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenue	$—	$62,455	$46,701	$192,429
Cost of goods sold	(569)	45,684	32,968	137,512
Gross margin	569	16,771	13,733	54,917
Expenses	1,263	8,992	12,919	26,613
Earnings (loss) from operations	(694)	7,779	814	28,304
Income tax expense (recovery)	(140)	500	430	986
Earnings (loss) from operations, net of taxes	(554)	7,279	384	27,318
Gain on sale of AirCard business, net of taxes	49	$—	69,126	—
Net earnings (loss) from discontinued operations	$(505)	$7,279	$69,510	$27,318

We had no customers related to discontinued operations during the three and nine months ended September 30, 2013 that accounted for more than 10% of our aggregated revenue from continuing and discontinued operations (three months ended September 30, 2012 - one customer comprising sales of $23,178; nine months ended September 30, 2012 - two customers comprising sales of $64,839, and $59,805).

5.	INVENTORIES
The components of inventories were as follows:

	September 30, 2013	December 31, 2012
Electronic components	$1,933	$7,206
Finished goods	4,288	5,469
	$6,221	$12,675

6.	PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	September 30, 2013	December 31, 2012
Inventory advances	$23,953	$17,613
Insurance and licenses	9,666	2,374
Other	3,616	4,265
	$37,235	$24,252

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	September 30, 2013	December 31, 2012
Trade payables	$52,173	$64,351
Inventory commitment reserve	1,827	1,465
Accrued royalties	23,345	22,450
Accrued payroll and related liabilities	12,920	12,662
Taxes payable (including sales taxes)	16,184	9,181
Product warranties	6,167	4,169
Marketing development funds	215	38
Other	8,775	13,900
	$121,606	$128,216

8.	LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	September 30, 2013	December 31, 2012
Accrued royalties	$18,502	$23,566
Other	3,572	2,960
	$22,074	$26,526

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The components of accumulated other comprehensive loss, net of taxes, were as follows:

	September 30, 2013	December 31, 2012
Release of foreign currency translation relating to acquisition of non-controlling interest	$178	$178
Translation adjustment related to change in functional currency	(728)	(728)
Foreign currency translation adjustments	(6,487)	(6,912)
	$(7,037)	$(7,462)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

10.	SHARE CAPITAL
On February 6, 2013, we received regulatory approval allowing us to purchase for cancellation up to 1,529,687 of our common shares under a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange and NASDAQ Global Market. The Bid commenced on February 14, 2013 and will terminate on the earlier of February 13, 2014, the date we complete our purchases, or the date of notice by us of termination. During the three and nine months ended September 30, 2013, we purchased and canceled nil and 510,439 common shares, respectively, in the open market at an average price of $nil and $11.31 per share, respectively. The amount paid to acquire the shares over and above the average carrying value has been charged to retained earnings.

11.	STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Cost of goods sold	$117	$82	$287	$243
Sales and marketing	552	296	1,314	844
Research and development	373	335	1,038	998
Administration	1,103	749	3,174	2,226
Continuing operations	2,145	1,462	5,813	4,311
Discontinued operations	336	233	1,357	699
	$2,481	$1,695	$7,170	$5,010

Stock option plan	588	527	1,994	1,599
Restricted stock plan	1,893	1,168	5,176	3,411
	$2,481	$1,695	$7,170	$5,010

As at September 30, 2013, the unrecognized compensation expense related to non-vested stock options and RSUs was $4,255 and $9,740 (2012 – $4,380 and $7,093), respectively, which is expected to be recognized over weighted average periods of 3.1 and 2.1 years (2012 – 2.6 and 1.9 years), respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Stock option plan
The following table presents stock option activity for the period:

	Three months ended	Nine months ended
Number of Options	September 30, 2013	September 30, 2013
Outstanding, beginning of period	2,050,473	2,355,877
Granted	—	642,025
Exercised	(140,044)	(634,098)
Forfeited / expired	(27,913)	(481,288)
Outstanding, end of period	1,882,516	1,882,516
Exercisable, beginning of period	737,761	1,220,948
Exercisable, end of period	685,165	685,165

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at September 30, 2013, stock options exercisable into 1,193,636 common shares are available for future allocation under the Plan.
The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.
The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. The aggregate intrinsic value of stock options exercised in the three and nine months ended September 30, 2013 was $692 and $2,497, respectively (three and nine months ended September 30, 2012 - $90 and $292, respectively).
The fair value of share options was estimated on the date of grant using the Black-Scholes option‑pricing model with the following assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Risk-free interest rate	-	0.82%	0.89%	0.85%
Annual dividends per share	-	Nil	Nil	Nil
Expected stock price volatility	-	55%	50%	57%
Expected option life (in years)	-	4.0	4.0	4.0
Estimated forfeiture rate	-	3.5%	3.5%	3.5%
Average fair value of options granted (in dollars)	-	$3.93	$4.43	$3.43

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.
Restricted share plans
The following table presents information on the activity of the RSPs (as defined below) for the period:

Number of RSUs	Three months ended September 30, 2013	Nine months ended September 30, 2013
Outstanding, beginning of period	1,519,105	1,224,995
Granted	—	843,592
Vested	(6,363)	(533,576)
Forfeited	(21,368)	(43,637)
Outstanding, end of period	1,491,374	1,491,374

Outstanding – vested and not settled	29,602	29,602
Outstanding – unvested	1,461,772	1,461,772
Outstanding, end of period	1,491,374	1,491,374

We have two market based restricted share unit plans: one for U.S. employees and the other for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs further our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of common shares of Sierra Wireless, Inc. (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs. The form and timing of settlement is subject to local laws. With respect to the treasury based RSP, the maximum number of common shares which the Company may issue from treasury is 1,000,000 common shares. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares, over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs. The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.
Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.
The aggregate intrinsic value of RSUs that vested and settled in the three and nine months ended September 30, 2013 was $87 and $5,820, respectively (three and nine months ended September 30, 2012 – $80 and $3,833, respectively).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. Grants to French employees are expensed over a two-year vesting period.

12.	RESTRUCTURING
The Company’s restructuring expense and related provisions were as follows:

Three months ended September 30, 2013	Workforce Reduction	Facilities	Total
Balance, beginning of period	$55	$91	$146
Expensed in period	—	14	14
Disbursements	(16)	(36)	(52)
Foreign exchange	1	—	1
Balance, end of period	$40	$69	$109

Nine months ended September 30, 2013	Workforce Reduction	Facilities	Total
Balance, beginning of period	472	182	654
Expensed in period	115	42	157
Disbursements	(548)	(155)	(703)
Foreign exchange	1	—	1
Balance, end of period	40	69	109

Classification:
Accounts payable and accrued liabilities	$40	$69	$109

By restructuring initiative:
May 2009	—	69	69
Wavecom S.A. and prior	40	—	40
	$40	$69	$109

Our Newark, California facility was closed, effective December 31, 2012, to drive greater efficiency and leverage.  Our AirLink marketing, research and development, and customer support activities transferred primarily to the Richmond, British Columbia, facilities, and manufacturing operations transferred to our manufacturing partner in Suzhou, China. Total severance and other costs for this initiative were estimated to be approximately $2,100, of which $1,980 was recorded in the year ended December 31, 2012.  For the three and nine months ended September 30, 2013, we recorded $nil and $115, respectively, in restructuring costs related to this initiative and the outstanding obligation was fully paid by July 31, 2013.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

13.	FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:
Level 1 -        Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.
The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to the immediate or short-term maturity of these financial instruments. Short-term investments are recorded at fair value and their carrying value as at September 30, 2013 was $5,221 (December 31, 2012 - $nil). Our short-term investments are classified within Level 1 of the valuation hierarchy. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

(b) Credit Facilities
On October 31, 2013, we renewed our $10.0 million revolving term credit facility ("Revolving Facility") for a two-year term which expires on October 31, 2015. The Revolving Facility with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. Other terms of the facility remain substantially unchanged. As at September 30, 2013, there were no borrowings under the Revolving Facility.

(c) Letters of credit
We have entered into a standby letter of credit facility agreement under which we have issued three performance bonds to third party customers in accordance with specified terms and conditions.  At September 30, 2013, we had two Euro denominated performance bonds amounting to €50 thousand expiring in June 2014 (December 2012 - €50 thousand) and a performance bond of $176 expiring in November 2013 (December 2012 - $176).  The carrying value of these instruments approximate their fair market value. The $176 performance bond was released on October 7, 2013.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

14.    EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Net earnings (loss) from continuing operations	$1,075	$(3,612)	$(13,605)	$(19,725)
Net earnings (loss) from discontinued operations	(505)	7,279	69,510	27,318
Net earnings attributable to shareholders	$570	$3,667	$55,905	$7,593

Weighted average shares used in computation of:
Basic	30,688	30,573	30,717	30,854
Assumed conversion	488	—	—	—
Diluted	31,176	30,573	30,717	30,854

Basic and dilutive earnings per share attributable to shareholders (in dollars):
Continuing operations	0.03	(0.12)	(0.44)	(0.64)
Discontinued operations	(0.01)	0.24	2.26	0.89
	$0.02	$0.12	$1.82	$0.25

15.	COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)
We accrue product warranty costs to provide for the repair or replacement of defective products when we sell the related products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties were as follows:

	Three months ended September 30, 2013	Nine months ended September 30, 2013
Balance, beginning of period	$6,135	$4,169
Provisions	1,837	6,023
Expenditures	(1,805)	(4,025)
Balance, end of period	$6,167	$6,167

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

(b) Other commitments

We have entered into purchase commitments totaling approximately $77,410, net of related electronic components inventory of $1,522 (December 31, 2012 – $54,850, net of electronic components inventory of $7,697), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between October 2013 and December 2013. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business. We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter. To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss. The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation. While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In November 2013, we filed a complaint against Nokia Corporation in the EU Commission for breach of Article 102 of the European Union Treaty. We believe Nokia Corporation abuses a dominant position, discriminates, applies unfair royalties and illegitimately refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. We also believe that Nokia Corporation violates section 5 of the FTC Act and have sent a notice to the FTC-USA explaining these violations.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

In December 2012, Concinnitas LLC filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by us. The lawsuit makes allegations concerning AirCard products. In September 2013, a mutually agreeable confidential settlement was entered into by the parties which will not have a material adverse effect on our operating results. The lawsuit was subsequently dismissed with prejudice.

In April 2012, a patent holding company, Cell and Network Selection, LLC (“CNS”), filed a patent infringement lawsuit in the United States District Court for the District of Texas asserting patent infringement by us and our customer. In May 2013, this lawsuit was dismissed upon motion of CNS and a new lawsuit was filed by CNS in the same court. The lawsuit makes certain allegations concerning the LTE products sold by us, including the mobile hotspots and USB modems sold by us to AT&T prior to the transfer of the AirCard business to Netgear. In September 2013, a mutually agreeable confidential settlement was entered into by the parties which will not have a material adverse effect on our operating results. The lawsuit was subsequently dismissed with prejudice.

In January 2012, a patent holding company, M2M Solutions LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the discovery stage and a claim construction hearing was held in September 2013. Trial is anticipated to occur in September 2014.

In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. The lawsuit makes certain allegations concerning the wireless communication products sold by us. In September 2012, the lawsuit was consolidated with another lawsuit commenced by Wi-Lan in the Eastern District of Texas concerning the same patents. In December 2012, Wi-Lan filed additional patent litigation lawsuits in the United States District Court for each of the Eastern District of Texas and the Southern District of Florida asserting patent infringement by us of additional patents not included in the first Wi-Lan suit. The lawsuit in the Southern District of Florida was transferred to the Southern District of California. The second lawsuit in the Eastern District of Texas had not yet been scheduled for trial; however certain claims in the patent-in-suit (US Patent No. 6,381,211) were recently found to be invalid, as well as not infringed, by a jury in a similar case in this district involving Wi-Lan as plaintiff and Ericsson Inc., Alcatel-Lucent USA Inc., HTC Corporation and Sony Mobile Communications as defendants. In October 2013, a mutually agreeable confidential settlement was entered into by the parties to resolve all pending lawsuits, which will not have a material adverse effect on our operating results.

In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent infringement lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers. In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors. Both lawsuits have been stayed against all defendants except Apple Inc. ("Apple"), pending the outcome of the first case against Apple in Delaware. In April 2013, the Court of Delaware issued its claim construction order, as well as an order granting Apple's motion for summary judgment on non-infringement and denying Apple's motion for summary judgment on invalidity. These orders have been appealed by GBT to the US Court of Appeals for the Federal Circuit. In May 2012, GBT filed a patent infringement lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products. In September

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This Delaware lawsuit has been stayed against us pending the outcome of the case against Apple with respect to the same patent, which is set for trial in the Central District of California in February 2014. A claim construction order was issued in this case in June 2013.

In July 2009, a patent holding company, SPH America, LLC, filed a patent infringement lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including certain of our customers. In January 2013, a mutually agreeable confidential settlement was entered into by the parties which will not have a material adverse effect on our operating results. The lawsuit was subsequently dismissed with prejudice.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims
We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In January 2013, a patent holding company, Steelhead Licensing LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against one of our customers asserting patent infringement in relation to our customer's products and services, including the mobile hotspot devices sold to them by us prior to the transfer of the AirCard business to Netgear. In March 2013, we advised our customer that we had been granted a license with respect to the patents-in-suit, which license covers any of our products sold by our customers (including this customer). We believe this outcome will not have a material adverse effect on our operating results.

In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. The lawsuits are in the initial pleadings stage.

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. In October 2013, the plaintiff objected to the Magistrate’s report and recommendation that the Court grant the defense motion to dismiss for lack of subject matter jurisdiction; therefore, the matter is currently being reviewed by the District Court Judge.

In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.), (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us. LSI counterclaimed for patent infringement. There are currently 10 patents-in-suit, two of which relate to the 3G products which

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

incorporate our modules. The lawsuit is currently in the discovery phase and the claim construction hearing is anticipated to occur in March 2014.

A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. A claim construction order was issued in July 2013, and this case is scheduled for trial in October 2014. Eon filed a patent litigation lawsuit against another of our customers in January 2012 in the United States District Court for the District of Puerto Rico, which has been transferred in part to the District of Delaware with respect to claims related to one of the three patents-in-suit. A claim construction hearing is anticipated in the Puerto Rico case in November 2013 and has not yet been scheduled in the Delaware case. In all the above Eon cases, assertions of patent infringement are being made in relation to the wireless modems sold to our customers by us prior to the transfer of the AirCard business to Netgear.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

16.	COMPARATIVE FIGURES
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

17.	SUBSEQUENT EVENT
Acquisition of M2M Business of AnyDATA Corporation
On October 16, 2013 we completed the acquisition of substantially all of the M2M embedded module and modem related assets of AnyDATA Corporation for $5.9 million subject to final inventory valuation. The M2M business of AnyDATA includes 3G and 4G wireless modules and modems which are sold mainly in Korea. For the three months ended September 30, 2013 we incurred $0.1 million in acquisition costs.